Exhibit 99.2 - Joint Filer Information

Joint Filers:

Name:	Brookfield US Corporation
Address:	Three World Financial Center, 200 Vesey Street, New York, New York 10281

Name:	Brascan Asset Management Holdings Limited
Address:	181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3